Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

August 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	Franklin Lexington Private Markets Fund

File Nos. 811-23930; 333-276789

Dear Ms. Rossotto:

On behalf of Franklin Lexington Private Markets Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission the second pre-effective amendment to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments received by the undersigned via telephone on May 28, 2024, July 9, 2024 and July 15, 2024 relating to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

Prospectus

ACCOUNTING COMMENTS

Summary of Fees and Expenses (pages 38-39)

1.

Staff Comment: Please include a horizontal line under certain line items as applicable to indicate the items that are being summed for purposes of a total amount (i.e., include a line under the “Interest Payments on Borrowed Funds” item and a line under the “Fee Waiver and/or Expense Reimbursement” item).

Response: The Fund confirms that it has made the requested formatting changes.

2.

Staff Comment: With respect to the fifth sentence of footnote 7 to the fee table (“The Manager is permitted to recapture amounts forgone or reimbursed within three years after the fiscal year in which the Manager earned the fee or incurred the expense”):

a.

Please note the Staff’s position is that recapture is limited to three years from the date of the waiver or payment. We note that a period of three years after the fiscal year could extend to close to four years after the waiver or payment, and expenses become more probable the longer they are subject to recapture.

b.

Please confirm that the Fund has conducted a FAS 5 analysis and concluded that recoupment is not probable. In addition, please confirm the Fund has provided the Fund’s auditor with the FAS 5 analysis. If not, please delete the reference to recoupment from the relevant disclosure.

Response: The Fund confirms that this disclosure remains consistent with the disclosure contained in the audited financial statements and the language contained in the expense recapture policy approved by the Fund’s Board of Trustees (the “Board”). We understand that it is the Staff’s position that to the extent the recoupment period is greater than three years, that the recoupment may become more “probable” and a liability must be recorded. However, in light of the Staff’s comment, the Fund has revised its disclosure to state “The Manager is permitted to recapture amounts forgone or reimbursed within ~~three years after the fiscal year in which~~ thirty-six months after the month the Manager earned the fee or incurred the expense.”

The Fund has not yet conducted a FAS 5 analysis, as a FAS 5 analysis cannot be performed for a fund that has not yet launched. The Fund intends to perform such FAS 5 analysis when possible.

3.

Staff Comment: With respect to the sixth paragraph of Note 3 in the Notes to Financial Statements, please revise the disclosure to clarify that the Fund has not commenced investment operations and, consequently, has not incurred any Management Fees or Incentive Fees.

Response: The Fund confirms that it has made the requested change.

DISCLOSURE COMMENTS

Summary of Offering Terms (page 1)

Share Classes; Minimum Investments (pages 24-25)

4.

Staff Comment: Please note the Staff’s policy is that it is generally inappropriate to reduce the minimum initial investment below $25,000 except in the following instances: (1) for initial investments made by employees, officers, trustees or immediate family members of the fund or the adviser and its affiliates, or (2) by approval of the Board, upon consideration of the investor’s overall relationship with the adviser or the selling agent. Please supplementally clarify the circumstances in which the minimum investment may be reduced under the second exception.

Response: The Registrant supplementally acknowledges the Staff’s policy and confirms it will operate in accordance with the policy.

Investment Objective and Strategy (page 43)

Investment Strategies (pages 45-47)

5.	Staff Comment: In light of the additional disclosure included in this section with respect to secondary investments:

a.	Please provide a supplemental explanation regarding (1) how the Fund sources secondary investments and (2) how the Fund values secondary investments.

b.	Please disclose the process of transferring the investment and ensuring the transfer is approved by the underlying fund.

Response: The Fund sources secondary investments primarily through existing relationships, as Lexington Partners L.P. (the direct owner of the Fund’s subadviser, Lexington Advisors LLC (“Lexington”)) is one of the world’s largest managers of funds focused on secondary investments. Lexington and its investment personnel also use a range of resources to identify and source secondary investments. Lexington’s investment approach is based on the extensive research conducted by its research professionals. Lexington’s research professionals assess the relative attractiveness of different private market investments which allows Lexington to identify the investments that it believes are most appropriate for the Fund. Examples of factors that are considered by Lexington include, but are not limited to: the supply of capital available for investments (based on fundraising) compared to the likely supply of appropriate investment opportunities; long-term industry and geographic-specific trends; regulatory requirements and tax structuring considerations; and relevant investment restrictions.

As referenced in the Registration Statement, the Fund’s secondary investments will generally be valued using the “NAV as a practical expedient” in accordance with FASB ASC 820, “Fair Value Measurements”. To note, a limited partner may sell its interest in an underlying private fund due to considerations specific to that limited partner, including liquidity concerns for the investor’s own obligations or portfolio repositioning due to movements in other asset classes (e.g., public equity markets) or investment reallocation decisions. Secondary interests are often priced at a discount to NAV and many times the transaction price for a secondary sale is agreed to three to six months prior to the closing of a secondary transaction. As such, upon closing, the buyer and seller in a secondary transaction are generally transacting at a price that was decided upon several months prior to closing.

As a closing condition, the buyer and seller in a secondary transaction involving the sale of a limited partner interest in an underlying private fund must obtain the consent of the general partner of the private fund to such transfer. That consent involving the underlying private fund’s general partner, the selling limited partner and the buyer, is the agreement that effectuates the transfer of the limited partnership interest from the seller to the buyer. The Fund confirms that it has added the requested disclosure regarding the process of transferring an investment.

Investment Management Arrangements (page 89)

6.

Staff Comment: With respect to the last sentence on page 89 (“A discussion regarding the basis for the approval by the Board of the Investment Management Agreement will be available in the Fund’s initial shareholder report once it commences operations”), please specify whether the basis for the approval by the Board of the Investment Management Agreement will be available in the Fund’s annual or semi-annual report to shareholders and provide the period of the report, pursuant to the requirements of Item 9.1(b)(4) of Form N-2.

Response: The Fund respectfully submits that its current disclosure is standard for a new registered investment company since the date of its first shareholder report is not known at the time its registration statement is declared effective. See, e.g., Target Portfolio Trust, SEC Staff No-Action Letter (Feb. 5, 1993) (confirming the staff of the Division of Investment Management would not recommend enforcement action to the Commission if a newly formed registered investment company does not, among other things, prepare, mail or file the financial statements now required by Section 30(e) of the 1940 Act for any financial reporting period prior to the time the registered investment company receives the proceeds of its initial offering and commences investment operations). However, in light of the Staff’s comment, the Fund has revised its disclosure to state: “A discussion regarding the basis for the approval by the Board of the Investment Management Agreement will be available in the Fund’s initial shareholder report once it commences operations, which is currently expected to be the shareholder report for the Fund’s fiscal year ended March 31, 2025.”

*    *    *    *    *    *

Please call me (202)-636-5806 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Ryan P. Brizek, Esq.

cc:	Jay Williamson, Securities and Exchange Commission

Christina Fettig, Securities and Exchange Commission

Todd Lebo, Esq., Franklin Templeton

Marc A. De Oliveira, Esq., Franklin Templeton

Jason P. Kahn, Esq., Lexington Partners

Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP

David W. Blass, Esq., Simpson Thacher & Bartlett LLP

Debra Sutter, Esq., Simpson Thacher & Bartlett LLP

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